EXHIBIT 99.8

CONSENT OF M. SKEAD

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 30, 2007 entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”); and

2.
The annual information form of the Company dated March 29, 2010, which includes reference to my name in connection with information relating to the Lugushwa Report, and the properties described therein.

           I also consent to the incorporation by reference of this consent as an exhibit to theForm F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010

/s/ Michael B. Skead Name: Michael B. Skead Title: President & CEO Valdez Gold Inc.